Change in Independent Registered Public Accounting Firm

To facilitate the Hennessy Funds having a common independent registered public accounting firm, on November 15, 2005 PricewaterhouseCoopers LLP declined to stand for re-election as the independent registered public accounting firm for the Hennessy Cornerstone Growth Fund, Series II.

The reports of PricewaterhouseCoopers LLP on the Fund’s financial statements for the past two years contained no adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the Fund’s two most recent fiscal years and through November 15, 2005, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their reports on the Fund’s financial statements for such years.

The Fund has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether of not it agrees with the above statements. A copy of such letter, dated August 29, 2006, is filed as Ex-1 to this Form NSAR.

The Audit Committee engaged KPMG LLP as the Fund’s new independent registered public accounting firm as of December 6, 2005.